Exhibit 99.1

GDS Announces the Final Offering Price for its C-REIT Initial Public Offering on the Shanghai Stock Exchange

SHANGHAI, China, 2 July 2025 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that the final offering price for its previously announced China REIT (“C-REIT”) initial public offering (“IPO”) on the Shanghai Stock Exchange is RMB 3.00 per unit. The final offering price was determined following completion of the institutional bookbuilding, which was 166 times over-subscribed. The C-REIT will issue 800,000,000 units in total, representing 100% of units in issue on completion of the IPO. The gross proceeds to be received by the C-REIT is RMB 2,400 million.

At the final offering price, the implied EV / EBITDA, based on the projected EBITDA for 2026 for the C-REIT contained in the offering memorandum of RMB 141.8 million, is 16.9 times. At the final offering price, the implied dividend yield per unit, based on the projected cash flow available for distribution for 2026 contained in the offering memorandum of RMB 124.8 million, is 5.2 per cent.

GDS will enter into an agreement to sell to the C-REIT a 100% equity interest in a project company which holds stabilized data center assets for a total enterprise value of approximately RMB 2,319 million. On completion of the sale, GDS will receive total net cash proceeds of approximately RMB 2,111 million, comprising equity consideration and dividend of existing cash, net of tax and certain other transaction costs. In addition, GDS will de-consolidate approximately RMB 62 million of net debt and other liabilities. GDS will reinvest RMB 480 million to subscribe for 20% of the units issued by the C-REIT in the IPO.

GDS will continue to operate and manage the underlying data center assets under a services agreement with the project company transferred to the C-REIT, pursuant to which GDS will receive recurring annual fee income of approximately RMB 5 million.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in and around primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a non-controlling 35.6% equity interest in DayOne Data Centers Limited which develops and operates data centers in International markets.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited